UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On March 17, 2022, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Receives Corrected Advice Letter from FDA Related to Phase III Program for Vilobelimab in Hidradenitis Suppurativa.”

The Company announced today that it received a corrected advice letter from the U.S. Food and Drug Administration 9FDA) related to its Phase III  program with vilobelimab for the treatment of hidradenitis suppurativa (HS). In the corrected letter, the FDA no longer recommends that the Company use the Hidradenitis Suppurativa Clinical Response Score (“HiSCR”) as the primary endpoint for the chosen patient population but gives recommendations related to implementation of the modified HiSCR (m-HiSCR). The written advice letter received in February 2022 had stated that the FDA recommended using the HiSCR as the primary endpoint in the Phase III trial, which was inconsistent with the minutes from a Type A advice meeting held between the Company and the FDA in the third quarter of 2021.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: March 17, 2022	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated March 17, 2022

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